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                                LEHMAN BROTHERS

                                                                 August 22, 1994

Board of Directors
Neutrogena Corporation
5760 West 96th Street
Los Angeles, California 90045

Members of the Board:

     We understand that Johnson & Johnson ("Johnson & Johnson"), JNJ Acquisition ("Sub"), a wholly owned subsidiary of Johnson & Johnson, and Neutrogena Corporation (the "Company") have entered into an Agreement and Plan of Merger dated as of August 22, 1994 (the "Agreement") regarding the acquisition of the Company by Johnson & Johnson (the "Proposed Transaction"). The Agreement provides that Sub will make a tender offer to purchase all of the currently issued and outstanding shares of common stock of the Company at $35.25 per share in cash (the "Offer"). Any shares not purchased in the Offer will be acquired for the same price in cash in a second-step merger of Sub with and into the Company (the "Merger"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

     We have been requested by the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Offer and the Merger. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (i) the Agreement;
(ii) publicly available information concerning the Company which we believe to be relevant to our inquiry; (iii) financial and operating information with respect to the business and operations of the Company; (iv) a trading history of the common stock of the Company over the last five years and a comparison of such trading histories with those of other companies which we deemed relevant;
(v) a comparison of the historical financial results and present financial condition of the Company with those of other companies which we deemed relevant;
(vi) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other recent transactions which we deemed relevant;
(vii) the results of our efforts to solicit indications of interest from third parties with respect to a purchase of the Company; and (viii) unsolicited indications of interest and other communications received by or on behalf of the Company with respect to a purchase of the Company following the public announcement by the Company on August 10, 1994 that it was engaged in merger discussions with an unidentified third party. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects, and undertook such other studies, analyses and investigations as we deemed appropriate.

     We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion without independent verification and have further relied upon the assurances of management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. In arriving at our opinion, we have not been furnished with any financial forecasts from the Company beyond fiscal 1994. In addition, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion is necessarily based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders in the Offer and the Merger is fair to such stockholders.
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     We have acted as financial advisor to the Company in connection with the
Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities which may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company and Johnson & Johnson for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is solely for the use and benefit of the Board of Directors of the Company. This opinion is not intended to be and does not constitute a recommendation to any stockholders of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Offer or how such stockholder should vote with respect to the Merger.

                                     Very truly yours,

                                     LEHMAN BROTHERS